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ANNUAL AUDITED REPORT FORM X-17A-5 PART 111

SEC FILE NUMBER
8-20747

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/18** (MM/DD/YY) AND ENDING **09/30/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cape Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Pennsylvania Avenue
(No. and Street)

McDonough	**GA**	**30253**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim R. Webb **(678) 583-1120**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, STE 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, **Jim R. Webb**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Cape Securities, Inc.**, as of **September 30**, **2019**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


JULI A CONN
NOTARY
PUBLIC
HENRY COUNTY, GEORGIA
Expires 9/21/24

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cape Securities, Inc

Statement of Financial Condition
September 30, 2019

ASSETS

Cash	$ 321,704
Commission receivable	90,519
Clearing Deposit	100,000
Due from clearing broker	7,054
Property and equipment, net of accumulated depreciation of $69,177	19,120
Accounts receivable	15,586
Due from related parties	8,160
Prepaid expenses	43,148
TOTAL ASSETS	$ 605,291

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 36,160
Commissions Payable	243,514
Accrued litigation and settlements	25,000
Deferred Revenue	14,721
Due to related parties	58,104
TOTAL LIABILITIES	377,499
Stockholder's Equity	
Common stock, $1 par value 1,500,000 shares authorized 230,000 shares issued and outstanding	230,000
Additional paid in capital	335,360
Retained earnings (deficit)	(337,568)
TOTAL STOCKHOLDER'S EQUITY	227,792
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 605,291

See accompanying notes to financial statements